Edify.AI
Profit and Loss
January - August, 2020

		Total
Income		
Monthly Subscription Income		164,500.00
Revenue from Safety Mojo Customer		28,373.32
Total Income	$	**192,873.32**
Gross Profit	$	**192,873.32**
Expenses		
General and Administrative		25.00
Automobile		436.79
Bank Fees		46.75
Dues and Subscriptions		82.53
Equipment Repairs & Maintenance		21.81
Insurance		2,568.02
Business Insurance		2,975.00
Total Insurance	$	**5,543.02**
Legal and Professional Services		11,707.00
Meals & Entertainment		1,111.39
Entertainment (nondeductible)		1,248.08
Meals - Office		2,601.09
Meals - Travel/Client		4,642.19
Total Meals & Entertainment	$	**9,602.75**
Office Expenses		11,449.92
Payroll		
Health Insurance Expense		22,129.53
Salaries and Wages		75,000.00
Total Payroll	$	**97,129.53**
Telephone		2,591.72
Travel		3,092.08
Utilities		118.65
Website Development Cost		159.80
Total General and Administrative	$	**142,007.35**
Misc Expenses		0.00
Sales & Marketing Expenses		68.70
Selling Expenses		
Advertising and promotion		73.75
Total Selling Expenses	$	**73.75**
Taxes & Licenses		
Business Licenses		20.00
State Income Tax		138.49
Total Taxes & Licenses	$	**158.49**
Total Expenses	$	**142,308.29**
Net Operating Income	$	**50,565.03**
Other Expenses		
Amortization Expense		88,891.29
Interest Expense		12,895.72
Total Other Expenses	$	**101,787.01**
Net Other Income	-$	**101,787.01**
Net Income	-$	**51,221.98**

I attest that these financial statements are true to the best of my knowledge.

Cory Linton
CEO
9/14/2020

Edify.AI
Balance Sheet
As of August 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking	45,571.72
Total Bank Accounts	**$ 45,571.72**
Other Current Assets	
Acquisition of Safety Mojo	42,404.60
Receivables from Mojo Customers	0.00
Total Other Current Assets	**$ 42,404.60**
Total Current Assets	**$ 87,976.32**
Fixed Assets	
R & D	
R&D Amortization	-179,476.29
R&D Original cost	1,267,017.95
Total R & D	**$ 1,087,541.66**
Start-up Costs	
Start-up Costs Original cost	
Start-up Costs	2,319.58
Total Start-up Costs Original cost	**$ 2,319.58**
Total Start-up Costs	**$ 2,319.58**
Total Fixed Assets	**$ 1,089,861.24**
TOTAL ASSETS	**$ 1,177,837.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	28,083.01
Total Credit Cards	**$ 28,083.01**
Other Current Liabilities	
Accrued Interest Payable	10,687.20
Deferred Compensation	315,223.38
Deferred Revenue	
Deferred Revenue from Edify Customers	641,300.01
Deferred Revenue from Edify Customer Wr	-284,500.00
Total Deferred Revenue from Edify Customeı	**$ 356,800.01**
Deferred Revenue from Safety Mojo Custome	87,363.48
Deferred Revenue from Safety Mojo Custor	-28,373.32
Total Deferred Revenue from Safety Mojo Cu	**$ 58,990.16**
Total Deferred Revenue	**$ 415,790.17**
Loan from Founder	23,000.00
PPP Grant	34,000.00

Suspense Account		0.00
Total Other Current Liabilities	**$**	**798,700.75**
Total Current Liabilities	**$**	**826,783.76**
Long-Term Liabilities		
Convertible Notes		
Convertible Note - Eric Weight		25,000.00
Convertible Note - Gary Nuila		20,000.00
Convertible Note - Grant Ingersoll		10,000.00
Convertible Note - Jeanne Glaittli		20,000.00
Convertible Note - Lisa Samara		50,000.00
Convertible Note - Michael Mohlman		25,000.00
Convertible Note - Modern 8 Corporation		10,000.00
Convertible Note - Stamford Bridge Partners		50,000.00
Convertible Note - Tim Peterson		50,000.00
Convertible Notes - Jared Richards		60,000.00
Convertible Notes - TEEGG Capital		100,000.00
Convertible Notes - Tuanis		65,000.00
Convertible Notes Kevin Bradburn		50,000.00
Total Convertible Notes	**$**	**535,000.00**
SBA EIDL Loan		159,900.00
Total Long-Term Liabilities	**$**	**694,900.00**
Total Liabilities	**$**	**1,521,683.76**
Equity		
Owner Distribution		0.00
Retained Earnings		-292,624.22
Net Income		-51,221.98
Total Equity	**-$**	**343,846.20**
TOTAL LIABILITIES AND EQUITY	**$**	**1,177,837.56**

Edify.AI
Profit and Loss Comparison
January - December 2020

| | | Total | |
	Jan - Aug 2020		Jan - Dec 2019 (PY)
Income			
Monthly Subscription Income	164,500.00		120,000.00
Revenue from Safety Mojo Customer	28,373.32		
Total Income	$ 192,873.32	$	120,000.00
Gross Profit	$ 192,873.32	$	120,000.00
Expenses			
General and Administrative	25.00		
Automobile	436.79		198.69
Bank Fees	110.75		374.79
Dues and Subscriptions	82.53		211.51
Equipment Repairs & Maintenance	21.81		70.90
Insurance	2,568.02		627.00
Business Insurance	2,975.00		
Total Insurance	$ 5,543.02	$	627.00
Legal and Professional Services	11,707.00		15,665.00
Meals & Entertainment	1,111.39		
Entertainment (nondeductible)	1,248.08		
Meals - Office	2,601.09		1,956.77
Meals - Travel/Client	4,642.19		5,834.35
Total Meals & Entertainment	$ 9,602.75	$	7,791.12
Office Expenses	11,449.92		12,510.59
Payroll			
Contract Labor			10,000.00
Health Insurance Expense	22,129.53		5,951.17
Payroll Processing Fees			193.96
Payroll taxes			3,329.65
Salaries and Wages	75,000.00		90,000.00
Total Payroll	$ 97,129.53	$	109,474.78
Postage			156.62
Telephone	2,591.72		200.00
Travel	3,092.08		4,923.53
Utilities	118.65		50.85
Website Development Cost	159.80		
Total General and Administrative	$ 142,071.35	$	152,255.38
Misc Expenses	0.00		
Sales & Marketing Expenses	68.70		
Selling Expenses			
Advertising and promotion	73.75		
Total Selling Expenses	$ 73.75	$	0.00
Taxes & Licenses			659.00
Business Licenses	20.00		
State Income Tax	138.49		
Total Taxes & Licenses	$ 158.49	$	659.00
Total Expenses	$ 142,372.29	$	152,914.38
Net Operating Income	$ 50,501.03	-$	32,914.38
Other Expenses			
Amortization Expense	88,891.29		82,085.00
Interest Expense	12,895.72		8,705.68
Total Other Expenses	$ 101,787.01	$	90,790.68
Net Other Income	-$ 101,787.01	-$	90,790.68
Net Income	-$ 51,285.98	-$	123,705.06